UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

Woori Bank ———————————————————————————————————
(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul 04632, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

[Resolution Relating to Woori Bank’s Interim Dividend Payment]

On July 28, 2017, the Board of Directors of Woori Bank passed a resolution recommending a cash dividend of KRW 100 per common share. The record date is
June 30, 2017.

- Key Details

1)Dividend per common share(KRW): 100(0.6% of market price of common stock)

2)Total dividend amount(KRW): 67,327,122,600

• The total number of shares subject to the dividend payment is 673,271,226 shares.
• In accordance with the Korean Commercial Code, the dividend is expected to be disbursed within one month from the date of the Board of Directors’ resolution date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank

Date: July 28, 2017	By:	/s/ Hyun Seok Shin
	Name:	Hyun Seok Shin
	Title:	Executive Vice President